UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42418

PMA Graphene Technology Group Inc.

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “PMA,” “we,” “us” and “our” refer to PMA Graphene Technology Group Inc. and its subsidiaries.

Other Information

Reference is made to the Form 6-K of the Company furnished with the Securities and Exchange Commission (the “SEC”) on September 2, 2026 (the “Closing 6-K”) for the closing of the acquisition (the “Acquisition”) of the entire issued share capital of Meals Through Seasons Limited (the “Target”). The Target constitutes a “significant business” of which separate target financial statements and related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X.

This Form 6-K includes the following financial statements: (i) the audited financial statements of the Meals Through Seasons Limited as of September 2, 2026 and for the period from incorporation (December 4, 2025) to September 2, 2026, the notes related thereto, and the report of the independent auditor, FundCertify CPA Professional Corporation, dated November 5, 2026; and (ii) the unaudited pro forma condensed combined financial information of the Company and the Target as of March 31, 2026, and incorporated herein by reference.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and does not purport to represent the actual results of operations of the Company. It is based on available measures and certain assumptions and is not necessarily indicative of the results that would have been achieved had the Acquisition occurred on the date indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future operating results of the Company. Future results may vary significantly from the results reflected because of various factors.

The foregoing description is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 10.1 and Exhibit 10.2 to the Company’s Form 6-K dated September 2, 2026 and is incorporated in this Report by reference.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Audited financial statements of Meals Through Seasons Limited as of September 2, 2026 and for the period from incorporation (December 4, 2025) to September 2, 2026, the notes related thereto, and the report of the independent auditor, FundCertify CPA Professional Corporation, dated November 5, 2026
99.2	Unaudited pro forma condensed combined financial information of the Company and the Target as of March 31, 2026
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PMA Graphene Technology Group Inc.

Date: November 5, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Director

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